LAW OFFICES

W. STERLING MASON, JR.

1981 E. Murray Holladay Rd., Suite 100B
Salt Lake City, Utah 84117
Tel & Fax 801-527-2402	E-mail WSM@wsmlaw.us

September 5, 2008

Damon Colbert, Staff Attorney
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D. C. 20549
Mail Stop 3561

RE: Oranco, Inc. 10KSB/A for the fiscal year ended December 31, 2007, filed August 14, 2008 File No. 000-28181, your letter of August 21, 2008.

Dear Mr. Colbert:

As counsel for Oranco, Inc., I thank you for the courtesy of discussing you letter of August 21, 2008 and in particular Item 2. contained in the letter. The conversation gave me a better understanding of the staff’s view that it is not possible to conclude that the required disclosure controls and procedures were effective in light of the fact that the 2007 10KSB did not contain the required management’s report on internal control over financial reporting.

After speaking by telephone with the sole officer of the registrant, Claudio Gianascio, I am authorized to inform you on his behalf that Oranco, Inc. will be filing a further amendment to its 12/31/07 10KSB to revise its conclusions and conclude that the disclosure controls and procedure were not effective because of this.

In addition, Oranco has taken note of your items 1 and 3 and the recommended changes in future filings, including the upcoming amendment to the 12/31/2008 10KSB, will be made. As I explained to you the only person that can sign on behalf of the registrant is it sole officer who is traveling in the south of France, has no internet connection or laptop with him to access the internet, and is unable to generate a reply to your letter or an amendment to the 12/31/2008 10KSB. In addition, the other director who is required to review and sign the amendment is also not available at this time. However, both will be available on Monday September 8, 2008 and will prepare and review the filing to be made. Since they are located in Europe and the EDGAR provider is located in Utah, there is also some delay in getting original signatures, converting the documents, and filing them with EDGAR. As such management of Oranco, Inc. anticipates filing a formal response to your August 21, 2008 letter and the second amendment to 12/31/2007 10KSB not later than Wednesday September 10, 2008.

Once again thank you for your assistance and understanding.

Very Truly Yours,

S/ W. Sterling Mason Jr.
W. Sterling Mason Jr.